Exhibit 99.1

Acergy S.A. Announces First Quarter Results

London, England – April 15, 2009 – Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock Exchange: ACY), announced today results for the first quarter which ended on February 28, 2009.

Highlights

•	Revenue from continuing operations was $503 million (Q1 2008: $610 million) due to anticipated lower comparative activity levels in Acergy Africa & Mediterranean.

•	Strong operating performance delivered an Adjusted EBITDA(a) margin from continuing operations of 20.2% (Q1 2008: 18.4%).

•	Strong balance sheet and cash position; $73 million net proceeds received following the completion of the sale of Acergy Piper.

•	Progress on new major contracts:

•	$250 million Angola LNG contract

•	SapuraAcergy joint venture awarded $825 million Gumusut-Kakap contract in Malaysia, post quarter-end.

Jean Cahuzac, Chief Executive Officer, said:

“In the first quarter, we have delivered another solid performance in challenging conditions, translating operational execution into sound margins and profits.

Despite caution about the short-term oil price, International and National Oil Companies have sought to maintain activity levels across major developments and to postpone, rather than cancel, less strategic and more marginal activities. With the industry aggressively focused on cost, we are working with clients to conserve their cash wherever key variables, such as project scope, risk profile and procurement levels, can be revised. Encouragingly, suppliers have started to grasp this imperative and are reducing prices of plant, equipment and sub-contractor services.

Market visibility in 2009 will be poor and we are managing our internal costs appropriately. At this point in the industry cycle we remain focused on delivering outstanding execution for clients, while also being ready to strengthen and geographically re-orient our business for the upturn in the market when the global economy emerges from recession.”

Financial Summary

	Three Months Ended
In $ millions, except share and per share data	Feb.28.09 Unaudited	Feb.29.08 Unaudited
Revenue from continuing operations	503.1	609.7
Gross profit	114.8	136.2
Net operating income from continuing operations	71.3	86.4
Income before taxes from continuing operations	61.5	81.8
Taxation	(22.4)	(33.4)
Income from continuing operations	39.1	48.4
Net income / (loss) from discontinued operations	1.9	(7.3)
Net income – total operations	41.0	41.1

Per share data (Diluted)
Earnings per share – continuing operations	$0.19	$0.24
Earnings / (loss) per share – discontinued operations	$0.01	$(0.04)
Net earnings per share – total operations	$0.20	$0.20
Weighted-average no. of shares outstanding (in millions)	183.4	191.0

Operating Review

Acergy Africa and Mediterranean – Revenue from continuing operations for the first quarter fell to $228.0 million (Q1 2008: $359.5 million) due to lower activity levels and the planned dry-dock of the Acergy Polaris. Good progress was made on Block 15, Tombua Landana and EPC2B, which completed during the quarter, and PazFlor, which passed the 5% profit recognition threshold during the quarter. Net operating income from continuing operations for the quarter was $37.0 million (Q1 2008: $57.5 million) due to lower activity levels and utilisation of assets.

Acergy Northern Europe and Canada – Revenue from continuing operations for the first quarter was $138.1 million (Q1 2008: $128.0 million) reflecting good levels of SURF, IMR and survey activity. Good operational progress was made on StatoilHydro Alve, Dong Nini, Deep Panuke and Tyrihans Subsea Installation. Net operating income from continuing operations for the quarter was $1.5 million (Q1 2008: $5.9 million), reflecting the $6.5 million charge for the cancellation of the Merlin charter and lower asset utilisation during the quarter, offset by good project performance in a seasonally low period.

Acergy North America and Mexico – Revenue from continuing operations for the first quarter was $4.3 million (Q1 2008: $0.6 million) with net operating income from continuing operations for the quarter of $4.6 million (Q1 2008: $0.7 million) an improvement due to the contribution from the cross-regional Frade Project which progressed well and good progress on the engineering phase of the Perdido Project.

Acergy South America – Revenue from continuing operations for the first quarter was $85.3 million (Q1 2008: $76.6 million) driven by strong revenue contribution from the Frade Project. The three ships on long-term service agreements to Petrobras achieved high utilisation. Net operating income from continuing operations for the quarter was $7.5 million (Q1 2008: $7.5 million) following good performance on all activities.

Acergy Asia and Middle East – Revenue from continuing operations for the first quarter was $47.1 million (Q1 2008: $44.1 million) reflecting good progress on projects, including Van Gogh and Pluto, which passed the 5% profit recognition threshold. Net operating income from continuing operations of $12.6 million (Q1 2008: net operating loss of $2.7 million) reflected good project performance, including project close-out on Dai Hung.

Discontinued operations

Net income from discontinued operations for the first quarter was $1.9 million (Q1 2008: net loss of $7.3 million) due to the positive contribution from the Mexilhao Trunkline Project.

Asset Development

In January 2009, the Acergy Piper was sold for net proceeds of $73 million. The Acergy Polaris completed her planned dry-dock programme and recommenced work in West Africa in the second half of the quarter.

The charter arrangement for the Merlin was cancelled in February. All charges, including a $6.5 million settlement relating to the cancellation of the charter, have been recognised in Acergy Northern Europe and Canada during the first quarter.

Financial Review

Revenue from continuing operations for the first quarter of 2009 was $503 million (Q1 2008: $610 million) reflecting lower activity levels in West Africa and the planned dry-dock of the Acergy Polaris which were partially offset by good SURF and IMR activity levels in the North Sea and good SURF activity levels in Brazil and Asia Pacific.

Gross profit was $115 million (Q1 2008: $136 million) reflecting the lower activity levels and fewer projects in installation phase in AFMED, which were partially offset by good project execution and some foreign exchange gains on trade balances during the quarter.

Administrative expenses were $53 million (Q1 2008: $60 million) reflecting a strengthened US dollar, partially offset by higher tendering costs.

Acergy’s share of results from associates and joint ventures was broadly flat at $10 million (Q1 2008: $11 million) reflecting a lower contribution from NKT Flexibles, partially offset by a good contribution from Seaway Heavy Lifting and an improvement from the SapuraAcergy joint venture, which delivered a small positive contribution in the quarter.

The Adjusted EBITDA margin from continuing operations for the three months was 20.2% (Q1 2008: 18.4%). The Adjusted EBITDA margin from total operations for the three months was 20.0% (Q1 2008: 16.0%).

Income before taxes from continuing operations for the first quarter was $62 million (Q1 2008: $82 million) reflecting the lower activity levels in AFMED, which were partially offset by good project execution and a good contribution from associates and joint ventures.

Taxation for the quarter was $22 million (Q1 2008: $33 million), reflecting an effective rate of 36% (Q1 2008: 41%).

Net income from continuing operations for the first quarter was $39 million (Q1 2008: $48 million). Net income from total operations for the first quarter was $41 million (Q1 2008: $41 million).

The cash and cash equivalents position at the quarter end was $678 million (Q4 2008: $573 million). Deferred revenue, at the quarter end stood at $272 million (Q4 2008: $306 million).

At quarter end, Acergy S.A. held directly 11,224,508 treasury shares representing 5.76% of the total number of issued shares, as well as indirectly holding 879,121 treasury shares, representing 0.45% of the total number of issued shares. Total shares in issue were 194,953,972, including these treasury shares.

Backlog

Backlog for continuing operations as at February 28, 2009 was approximately $2.4 billion, of which $1.2 billion is expected to be executed in the remainder of fiscal year 2009. This backlog figure does not include the backlog relating to associates and joint ventures.

In $ millions as at:	Feb.28.09	Nov.30.08	Feb.29.08
Backlog (1)	2,432	2,511	3,647
Pre-Backlog (2)	75	149	368
(1) Backlog excludes amounts related to discontinued operations of Feb.28.09: $86 million, Nov.30.08: $114 million, Feb.29.08: $325 million
(2) Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

Current Trading and Outlook

Since the beginning of 2009, market conditions have become more challenging, characterised by sporadic order flow and pricing pressure on new contracts. Reduced market visibility and the late award of contracts make us more cautious in respect of our expectations.

For fiscal year 2009, we expect revenue to decrease to levels marginally lower than current consensus. However, our Adjusted EBITDA margin will show some resilience as we deliver on the current order book. Activity patterns in several regions will disrupt the typical annual profile of quarterly revenues and profits and the third quarter may be weaker in comparison to the corresponding period in 2008.

Looking ahead, we are confident that our skills and strengths meet our clients’ strategic needs, particularly in the development of hydrocarbon discoveries secured in frontier acreage. As demand improves, and with field depletion increasing, the need to access new reserves and replenish production will return our markets to growth. We are well-placed, both financially and operationally, to exploit new growth areas, such as Brazil, while recognising that other regions have an evolving significance for the Group.

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide. We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.

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(a)

Adjusted EBITDA: The Group calculates Adjusted EBITDA from continuing operations (adjusted earnings before interest, income taxation, depreciation and amortisation) as net income from continuing operations plus finance costs, other gains and losses, taxation, depreciation and amortisation and adjusted to exclude investment income and impairment of property, plant and equipment. Adjusted EBITDA margin from continuing operations is defined as Adjusted EBITDA divided by revenue from continuing operations. Management believes that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are important indicators of our operational strength and the performance of our business. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations have not been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB nor as endorsed for use in the European Union. These non-IFRS measures provide management with a meaningful comparison amongst our various regions, as they eliminate the effects of financing and depreciation. Adjusted EBITDA margin from continuing operations may also be a useful ratio to compare our performance to our competitors and is widely used by shareholders and analysts following the Group’s performance. However, Adjusted EBITDA and Adjusted EBITDA margin from continuing operations as presented by the Group may not be comparable to similarly titled measures reported by other companies. Such supplementary adjustments to EBITDA may not be in accordance with current practices or the rules and regulations adopted by the US Securities and Exchange Commission (the “SEC”) that apply to reports filed under the Securities Exchange Act of 1934. Accordingly, the SEC may require that Adjusted EBITDA and Adjusted EBITDA margin from continuing operations be presented differently in filings made with the SEC than as presented in this release, or not be presented at all. Adjusted EBITDA and Adjusted EBITDA margin from continuing operations are not measures determined in accordance with IFRS and should not be considered as an alternative to, or more meaningful than, net income (as determined in accordance with IFRS), as a measure of the Group’s operating results or cash flows from operations (as determined in accordance with IFRS) or as a measure of the Group’s liquidity. The reconciliation of the Group’s net income from continuing operations to Adjusted EBITDA from continuing operations is included in this release. This release also includes a supplemental calculation of Adjusted EBITDA from continuing operations calculated as net operating income from continuing operations, plus depreciation and amortisation and impairment charges on property, plant and equipment. Management believes that this supplemental presentation of Adjusted EBITDA from continuing operations is also useful as it is more in line with the presentation of similarly titled measures by companies within Acergy’s peer group and therefore believes it to be a helpful calculation for those evaluating companies within Acergy’s industry. Adjusted EBITDA for discontinued operations is calculated as per methodology outlined above. Adjusted EBITDA for total operations is the total of continuing operations and discontinued operations.

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast”, “project,” “will,” “should,” “seek,” and similar expressions. These statements include, but are not limited to, statements as to the approximate value of the awarded contracts, the strength and geographical orientation of our business, our projections of 2009, expectations regarding our backlog and pre-backlog and statements contained in the “Current Trading and Outlook” section, including our expected revenues and Adjusted EBITDA margin in fiscal 2009, the impact of activity patterns in several territories on our annual profile of quarterly revenues, our ability to exploit new growth areas, such as Brazil, and statements as to management’s confidence that our market will return to growth and we are well suited to our clients’ strategic needs. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

Conference Call Information		Replay Facility Details
Lines will open 30 minutes prior to conference call.		A replay facility will be available for the following period:

Date: Wednesday April 15, 2009		Date:	Wednesday April 15, 2009
Time: 3.00pm UK Time		Time:	4.30pm UK Time

Conference Dial In Numbers:		Date:	Tuesday April 21, 2009
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Alternatively, a live webcast and a playback facility will be available on our website www.acergy-group.com

Contacts:

Karen Menzel

Acergy S.A.

+44 (0)20 8210 5568

karen.menzel@acergy-group.com

www.acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com

– End Text –

– Tables Follow –

ACERGY S.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

(In $ millions, except share and per share data)

	Three Months Ended
	February 28, 2009 Unaudited	February 29, 2008 Unaudited
Revenue from continuing operations	503.1	609.7
Operating expenses	(388.3)	(473.5)

Gross profit	114.8	136.2

Administrative expenses	(53.3)	(59.7)
Net other operating income/(loss)	0.1	(0.7)
Share of results of associates and joint ventures	9.7	10.6

Net operating income from continuing operations	71.3	86.4

Investment income	1.8	5.7
Other gains and losses	(1.9)	(1.1)
Finance costs	(9.7)	(9.2)

Income before taxes from continuing operations	61.5	81.8

Taxation	(22.4)	(33.4)

Income from continuing operations	39.1	48.4
Net income / (loss) from discontinued operations	1.9	(7.3)

Net income	41.0	41.1

Net income attributable to:
Equity holders of parent	37.3	38.1
Minority interest	3.7	3.0

Net income	41.0	41.1

PER SHARE DATA
Earnings / (loss) per share
Basic:
Continuing operations	0.19	0.24
Discontinued operations	0.01	(0.04)

Net earnings	0.20	0.20

Diluted:
Continuing operations	0.19	0.24
Discontinued operations	0.01	(0.04)

Net earnings	0.20	0.20

Weighted average number of Common Shares And Common Share equivalents outstanding
Basic	182.8	188.1
Diluted	183.4	191.0

SELECTED INFORMATION - CONTINUING OPERATIONS
Cash outflows for capital expenditures	56.5	41.4
Depreciation and amortisation	30.5	26.0

ACERGY S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In $ millions)

	As at February 28, 2009	As at November 30, 2008(1)	As at February 29, 2008
	Unaudited	Audited	Unaudited
ASSETS
Non-current assets
Intangible assets	3.8	3.8	3.7
Property, plant and equipment	899.3	907.6	828.7
Interest in associates and joint ventures	144.2	140.2	128.7
Advances and receivables and other non-current assets	48.5	47.9	60.9
Deferred tax assets	39.8	39.8	61.5

Total non-current assets	1,135.6	1,139.3	1,083.5

Current assets
Inventories	38.0	38.5	33.5
Trade and other receivables (2)	324.5	354.5	466.5
Other current assets	45.5	56.8	31.7
Assets held for sale	1.1	75.5	1.1
Other accrued income and prepaid expenses	237.0	233.5	241.2
Cash and cash equivalents	677.6	573.0	649.8

Total current assets	1,323.7	1,331.8	1,423.8

Total assets	2,459.3	2,471.1	2,507.3

EQUITY
Capital and reserves attributable to equity holders
Issued share capital	389.9	389.9	389.9
Own shares	(228.8)	(229.4)	(116.6)
Paid in surplus	500.2	498.7	494.3
Equity reserve	110.7	110.7	110.7
Translation reserve	(85.4)	(70.4)	35.5
Other reserves	(80.9)	(70.4)	(8.5)
Retained earnings / (Accumulated deficit)	195.5	158.6	(52.0)

Equity attributable to equity holders of the parent	801.2	787.7	853.3
Minority interest	17.2	13.7	21.4

Total equity	818.4	801.4	874.7

LIABILITIES
Non-current liabilities
Non-current portion of borrowings	413.0	409.2	389.9
Retirement benefit obligation	20.4	21.2	51.1
Deferred tax liabilities	56.1	56.1	36.0
Other non-current liabilities	69.9	69.0	43.1

Total non-current liabilities	559.4	555.5	520.1

Current liabilities
Trade and other payables	620.9	651.6	653.7
Current tax liabilities	101.5	69.1	167.8
Current portion of borrowings	4.8	10.1	4.0
Other current liabilities	82.1	77.8	34.3
Deferred revenue	272.2	305.6	252.7

Total current liabilities	1,081.5	1,114.2	1,112.5

Total liabilities	1,640.9	1,669.7	1,632.6

Total equity and liabilities	2,459.3	2,471.1	2,507.3

(1)	These figures have been extracted from the Audited Consolidated Financial Statements for 2008.
(2)	As at February 28, 2009 a total of $nil million of claims not formally agreed with clients has been included in trade and other receivables. This compares to $nil million and $11.0 million of claims included in trade and other receivables as at November 30, 2008 and February 29, 2008 respectively.

ACERGY S.A. AND SUBSIDIARIES

STATEMENT OF MOVEMENT OF RETAINED EARNINGS

FOR THREE MONTHS ENDED FEBRUARY 28, 2009

(In $ millions)

Balance, November 30, 2008	158.6

Net income for three months ended February 28, 2009	37.3

Loss on sale of own shares	(0.4)

Balance, February 28, 2009	195.5

ACERGY S.A. AND SUBSIDIARIES

EARNINGS PER SHARE CALCULATION

(In $ millions, except share and per share data)

	Three Months Ended
	February 28, 2009	February 29, 2008
Net income attributable to equity holders	37.3	38.1
(Income) / loss from discontinued operations	(1.9)	7.3

Net Income from continuing operations	35.4	45.4
Interest expense on convertible note	7.3	7.0

Adjusted net income from continuing operations including convertible note	42.7	52.4

Weighted-average number of common shares:
Basic number of shares	182,840,184	188,086,510

Diluted number of shares	183,412,182	190,973,907
Convertible note dilutive effect	20,790,021	20,790,021

Total diluted number of shares	204,202,203	211,763,928

BASIC
Continuing operations	$0.19	$0.24
Discontinued operations	$0.01	$(0.04)

Net Earnings / (loss)	$0.20	$0.20

DILUTED excluding convertible note
Continuing operations	$0.19	$0.24
Discontinued operations	$0.01	$(0.04)

Net Earnings / (loss)	$0.20	$0.20

DILUTED including convertible note
Continuing operations	$0.21	$0.25
Discontinued operations	$0.01	$(0.04)

Net Earnings / (loss)	$0.22	$0.21

•

For the three months ended February 2009 and 2008 the effect of inclusion of the Convertible note would be to increase the diluted EPS from $0.20 to $0.22 (Q1 2008: $0.20 to $0.21). This is anti-dilutive and is therefore not included in the calculation.

ACERGY S.A. AND SUBSIDIARIES

SEGMENTAL ANALYSIS

(In $ millions)

The Group has six reportable segments based on the geographic distribution of its activities as follows: the Acergy Africa and Mediterranean segment (AFMED) covers activities in Africa and the Mediterranean; the Acergy Northern Europe and Canada segment (NEC) includes all activities in Northern Europe and Eastern Canada; the Acergy North America and Mexico segment (NAMEX) includes all activities in the United States, Mexico, Central America and Western Canada; the Acergy South America segment (SAM) incorporates activities in South America and the islands of the southern Atlantic Ocean; the Acergy Asia and Middle East segment (AME) includes all activities in Asia Pacific, India and the Middle East (excluding the Caspian Sea) and including the SapuraAcergy joint venture. The Acergy Corporate segment (Corporate) includes all activities that serve more than one region. These include the activities of the SHL and NKT joint ventures. Also included are assets which have global mobility including construction ships, ROVs and other assets that are not attributed to any one segment; management of offshore personnel; captive insurance activities; and Management and corporate services provided for the benefit of the whole Group, including design engineering, finance and legal departments.

Three months ended February 28, 2009 (In $ millions)	Acergy AFMED	Acergy NEC	Acergy NAMEX	Acergy SAM	Acergy AME	Acergy Corporate	Total – Continuing operations
Revenue(1)	228.0	138.1	4.3	85.3	47.1	0.3	503.1
Net operating income	37.0	1.5	4.6	7.5	12.6	8.1	71.3
Investment income							1.8
Other gains & losses							(1.9)
Finance costs							(9.7)
Net income before taxation from continuing operations							61.5

Three months ended February 29, 2008 (In $ millions)	Acergy AFMED	Acergy NEC	Acergy NAMEX	Acergy SAM	Acergy AME	Acergy Corporate	Total – Continuing operations
Revenue(1)	359.5	128.0	0.6	76.6	44.1	0.9	609.7
Net operating income/(loss)	57.5	5.9	0.7	7.5	(2.7)	17.5	86.4
Investment income							5.7
Other gains & losses							(1.1)
Finance costs							(9.2)
Net income before taxation from continuing operations							81.8

1.

Three clients each individually accounted for more than 10% of the Group’s revenue from continuing operations for the quarter ended February 28, 2009. The revenue from these clients was $226.8 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy South America. Two clients each individually accounted for more than 10% of our revenue from continuing operations for the quarter ended February 29, 2008. The revenue from these clients was $267.8 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy South America.

ACERGY S.A. AND SUBSIDIARIES

RECONCILIATION OF NET OPERATING INCOME

TO ADJUSTED EBITDA

(In $ millions, except percentages)

	Three Months Ended			Three Months Ended
	February 28, 2009 Continuing	February 28, 2009 Discontinued	February 28, 2009 Total Operations	February 29, 2008 Continuing	February 29, 2008 Discontinued	February 29, 2008 Total Operations
Net operating income	71.3	5.4	76.7	86.4	(12.9)	73.5

Depreciation and amortisation	30.5	—	30.5	26.0	2.0	28.0

Impairments	—	—	—	—	—	—

Adjusted EBITDA	101.8	5.4	107.2	112.4	(10.9)	101.5

Revenue	503.1	32.3	535.4	609.7	26.2	635.9

Adjusted EBITDA %	20.2%	16.7%	20.0%	18.4%	(41.6)%	16.0%

ACERGY S.A. AND SUBSIDIARIES

RECONCILIATION OF NET INCOME

TO ADJUSTED EBITDA

(In $ millions, except percentages)

	Three Months Ended			Three Months Ended
	February 28, 2009 Continuing	February 28, 2009 Discontinued	February 28, 2009 Total Operations	February 29, 2008 Continuing	February 29, 2008 Discontinued	February 29, 2008 Total Operations
Net income	39.1	1.9	41.0	48.4	(7.3)	41.1

Depreciation and amortisation	30.5	—	30.5	26.0	2.0	28.0
Impairments	—	—	—	—	—	—
Investment income	(1.8)	—	(1.8)	(5.7)	—	(5.7)
Other gains and losses	1.9	2.5	4.4	1.1	(1.1)	—
Finance costs	9.7	—	9.7	9.2	—	9.2
Taxation	22.4	1.0	23.4	33.4	(4.5)	28.9

Adjusted EBITDA	101.8	5.4	107.2	112.4	(10.9)	101.5

Revenue	503.1	32.3	535.4	609.7	26.2	635.9

Adjusted EBITDA %	20.2%	16.7%	20.0%	18.4%	(41.6)%	16.0%

APPENDIX:

2008 QUARTERLY RESULTS RE-PRESENTED

TO REFLECT DISCONTINUED OPERATIONS

ACERGY S.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

(In $ millions, except share and per share data)

	Three Months Ended				Twelve Months Ended November 30, 2008
	February 29, 2008	May 31, 2008	August 31, 2008	November 30, 2008
Revenue from continuing operations	609.7	705.6	639.2	567.9	2,522.4
Operating expenses	(473.5)	(524.1)	(453.6)	(423.0)	(1,874.2)

Gross profit	136.2	181.5	185.6	144.9	648.2

Administrative expenses	(59.7)	(61.9)	(63.9)	(68.3)	(253.8)
Net other operating income/(loss)	(0.7)	4.0	—	0.1	3.4
Share of results of associates and joint ventures	10.6	13.6	12.8	26.0	63.0

Net operating income from continuing operations	86.4	137.2	134.5	102.7	460.8

Investment income	5.7	2.9	5.0	4.3	17.9
Other gains and losses	(1.1)	(4.1)	14.4	34.9	44.1
Finance costs	(9.2)	(5.2)	(9.9)	(6.2)	(30.5)

Income before taxes from continuing operations	81.8	130.8	144.0	135.7	492.3

Taxation	(33.4)	(40.6)	(42.8)	(45.8)	(162.6)

Income from continuing operations	48.4	90.2	101.2	89.9	329.7
Net income / (loss) from discontinued operations	(7.3)	(28.4)	11.7	1.5	(22.5)

Net income	41.1	61.8	112.9	91.4	307.2

Net income attributable to:
Equity holders of parent	38.1	65.7	112.3	85.3	301.4
Minority interests	3.0	(3.9)	0.6	6.1	5.8

Net income	41.1	61.8	112.9	91.4	307.2

PER SHARE DATA
Earnings / (loss) per share

Basic:
Continuing operations	0.24	0.51	0.55	0.46	1.76
Discontinued operations	(0.04)	(0.15)	0.06	0.01	(0.12)

Net earnings	0.20	0.36	0.61	0.47	1.64

Diluted:
Continuing operations	0.24	0.49	0.52	0.45	1.70
Discontinued operations	(0.04)	(0.14)	0.06	0.01	(0.11)

Net earnings	0.20	0.35	0.58	0.46	1.59

Weighted average number of Common Shares And Common Share equivalents outstanding
Basic	188.1	183.2	182.5	182.8	184.1
Diluted	191.0	207.1	205.5	204.3	207.1

SELECTED INFORMATION - CONTINUING OPERATIONS
Cash outflows for capital expenditures	41.4	73.7	76.8	101.0	292.9
Depreciation and amortisation	26.0	26.0	27.8	30.6	110.4
Impairment	—	—	—	1.8	1.8

ACERGY S.A. AND SUBSIDIARIES

SEGMENTAL ANALYSIS

(In $ millions)

Three months ended February 29, 2008 (In $ millions)	Acergy AFMED	Acergy NEC	Acergy NAMEX	Acergy SAM	Acergy AME	Acergy Corporate	Total – Continuing operations
Revenue	359.5	128.0	0.6	76.6	44.1	0.9	609.7
Net operating income/(loss)	57.5	5.9	0.7	7.5	(2.7)	17.5	86.4
Investment income							5.7
Other gains & losses							(1.1)
Finance costs							(9.2)
Net income before taxation from continuing operations							81.8

Three months ended May 31, 2008 (In $ millions)	Acergy AFMED	Acergy NEC	Acergy NAMEX	Acergy SAM	Acergy AME	Acergy Corporate	Total – Continuing operations
Revenue	375.3	210.3	0.9	75.3	43.2	0.6	705.6
Net operating income/(loss)	82.7	32.4	5.6	11.2	8.2	(2.9)	137.2
Investment income							2.9
Other gains & losses							(4.1)
Finance costs							(5.2)
Net income before taxation from continuing operations							130.8

Three months ended August 30, 2008 (In $ millions)	Acergy AFMED	Acergy NEC	Acergy NAMEX	Acergy SAM	Acergy AME	Acergy Corporate	Total – Continuing operations
Revenue	233.4	278.7	1.1	77.3	48.5	0.2	639.2
Net operating income/(loss)	20.7	88.3	0.3	(3.5)	6.8	21.9	134.5
Investment income							5.0
Other gains & losses							14.4
Finance costs							(9.9)
Net income before taxation from continuing operations							144.0

Three months ended November 30, 2008 (In $ millions)	Acergy AFMED	Acergy NEC	Acergy NAMEX	Acergy SAM	Acergy AME	Acergy Corporate	Total – Continuing operations
Revenue	207.7	226.1	1.8	90.9	45.0	(3.6)	567.9
Net operating income	22.8	65.4	3.9	7.4	2.1	1.1	102.7
Investment income							4.3
Other gains & losses							34.9
Finance costs							(6.2)
Net income before taxation from continuing operations							135.7

Twelve months ended November 30, 2008 (In $ millions)	Acergy AFMED	Acergy NEC	Acergy NAMEX	Acergy SAM	Acergy AME	Acergy Corporate	Total – Continuing operations
Revenue	1,175.9	843.1	4.4	320.1	180.8	(1.9)	2,522.4
Net operating income	183.7	192.0	10.5	22.6	14.4	37.6	460.8
Investment income							17.9
Other gains & losses							44.1
Finance costs							(30.5)
Net income before taxation from continuing operations							492.3

ACERGY S.A. AND SUBSIDIARIES

RECONCILIATION OF NET OPERATING INCOME

TO ADJUSTED EBITDA

(In $ millions, except percentages)

	Three Months Ended			Three Months Ended
	February 29, 2008 Continuing	February 29, 2008 Discontinued	February 29, 2008 Total Operations	May 31, 2008 Continuing	May 31, 2008 Discontinued	May 31, 2008 Total Operations
Net operating income	86.4	(12.9)	73.5	137.2	(31.3)	105.9

Depreciation and amortisation	26.0	2.0	28.0	26.0	2.0	28.0
Impairments	—	—	—	—	—	—

Adjusted EBITDA	112.4	(10.9)	101.5	163.2	(29.3)	133.9
Revenue	609.7	26.2	635.9	705.6	36.8	742.4
Adjusted EBITDA %	18.4%	(41.6)%	16.0%	23.1%	(79.6)%	18.0%

	Three Months Ended			Three Months Ended
	August 31, 2008 Continuing	August 31, 2008 Discontinued	August 31, 2008 Total Operations	November 30, 2008 Continuing	November 30, 2008 Discontinued	November 30, 2008 Total Operations
Net operating income	134.5	18.2	152.7	102.7	3.5	106.2

Depreciation and amortisation	27.8	2.0	29.8	30.6	2.0	32.6
Impairments	—	—	—	1.8	(13.3)	(11.5)

Adjusted EBITDA	162.3	20.2	182.5	135.1	(7.8)	127.3
Revenue	639.2	114.1	753.3	567.9	104.7	672.6
Adjusted EBITDA %	25.4%	17.7%	24.2%	23.8%	(7.4)%	18.9%

	Twelve Months Ended
	November 30, 2008 Continuing	November 30, 2008 Discontinued	November 30, 2008 Total Operations
Net operating income	460.8	(22.5)	438.3

Depreciation and amortisation	110.4	8.0	118.4
Impairments	1.8	(13.3)	(11.5)

Adjusted EBITDA	573.0	(27.8)	545.2
Revenue	2,522.4	281.8	2,804.2
Adjusted EBITDA %	22.7%	(9.9)%	19.4%

ACERGY S.A. AND SUBSIDIARIES

RECONCILIATION OF NET INCOME

TO ADJUSTED EBITDA

(In $ millions, except percentages)

	Three Months Ended			Three Months Ended
	February 29, 2008 Continuing	February 29, 2008 Discontinued	February 29, 2008 Total Operations	May 31, 2008 Continuing	May 31, 2008 Discontinued	May 31, 2008 Total Operations
Net income	48.4	(7.3)	41.1	90.2	(28.4)	61.8
Depreciation and amortisation	26.0	2.0	28.0	26.0	2.0	28.0
Impairments	—	—	—	—	—	—
Investment income	(5.7)	—	(5.7)	(2.9)	—	(2.9)
Other gains and losses	1.1	(1.1)	—	4.1	(0.1)	4.0
Finance costs	9.2	—	9.2	5.2	—	5.2
Taxation	33.4	(4.5)	28.9	40.6	(2.8)	37.8
Adjusted EBITDA	112.4	(10.9)	101.5	163.2	(29.3)	133.9
Revenue	609.7	26.2	635.9	705.6	36.8	742.4
Adjusted EBITDA %	18.4%	(41.6)%	16.0%	23.1%	(79.6)%	18.0%

	Three Months Ended			Three Months Ended
	August 31, 2008 Continuing	August 31, 2008 Discontinued	August 31, 2008 Total Operations	November 30, 2008 Continuing	November 30, 2008 Discontinued	November 30, 2008 Total Operations
Net income	101.2	11.7	112.9	89.9	1.5	91.4
Depreciation and amortisation	27.8	2.0	29.8	30.6	2.0	32.6
Impairments	—	—	—	1.8	(13.3)	(11.5)
Investment income	(5.0)	—	(5.0)	(4.3)	—	(4.3)
Other gains and losses	(14.4)	0.6	(13.8)	(34.9)	1.7	(33.2)
Finance costs	9.9	—	9.9	6.2	1.0	7.2
Taxation	42.8	5.9	48.7	45.8	(0.7)	45.1
Adjusted EBITDA	162.3	20.2	182.5	135.1	(7.8)	127.3
Revenue	639.2	114.1	753.3	567.9	104.7	672.6
Adjusted EBITDA %	25.4%	17.7%	24.2%	23.8%	(7.4)%	18.9%

	Twelve Months Ended
	November 30, 2008 Continuing	November 30, 2008 Discontinued	November 30, 2008 Total Operations
Net income	329.7	(22.5)	307.2
Depreciation and amortisation	110.4	8.0	118.4
Impairments	1.8	(13.3)	(11.5)
Investment income	(17.9)	—	(17.9)
Other gains and losses	(44.1)	1.1	(43.0)
Finance costs	30.5	1.0	31.5
Taxation	162.6	(2.1)	160.5
Adjusted EBITDA	573.0	(27.8)	545.2
Revenue	2,522.4	281.8	2,804.2
Adjusted EBITDA %	22.7%	(9.9)%	19.4%

- End -